UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 for the fiscal year end DECEMBER 31, 2025

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 for the transition period from ___________ to___________

Commission file number 1-8339

A. Full title of the Plan and the address of the plan, if different from that of the issuer named below:

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
650 West Peachtree Street NW
Atlanta, GA 30308

TABLE OF CONTENTS

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information

The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1995.

Atlanta, Georgia
June 25, 2026

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
	($ in thousands)

Assets
Investments at fair value	$932,885	$806,526
Plan interest in Master Trust for Norfolk Southern Corporation
common stock at fair value	254,288	215,674

Total investments	1,187,173	1,022,200

Notes receivable from participants	29,660	25,816

Net assets available for benefits	$1,216,833	$1,048,016

See accompanying notes to financial statements.

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,
2025
($ in thousands)

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$121,625
Net increase in plan interest in Master Trust for Norfolk Southern Corporation common
stock	53,624
Dividends	12,753
Interest	1,515
Total investment income	189,517

Interest on notes receivable from participants	2,184

Contributions
Employee contributions	54,184
Employer contributions	3,618
Total contributions	57,802

Total additions	249,503

Deductions from net assets attributed to:
Benefits paid	77,382
Administrative expenses	1,193

Total deductions	78,575

Net increase before transfers	170,928

Transfers:
Assets transferred in from Thrift and Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies	115
Assets transferred out to Brotherhood of Locomotive Engineers 401(k) Savings Plan for
Employees of Norfolk Southern Carriers	(2,147)
Assets transferred out to Thrift and Investment Plan of Norfolk Southern Corporation and
Participating Subsidiary Companies	(79)

Total transfers	(2,111)

Net increase in net assets available for benefits	168,817

Net assets available for benefits:
Beginning of year	1,048,016

End of year	$1,216,833
See accompanying notes to financial statements.

Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Notes to Financial Statements

The following Notes are an integral part of the Financial Statements. Management has evaluated subsequent events through June 25, 2026, which is the date these financial statements were available to be issued.

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. The Plan is not subject to the funding provisions of Title I as an individual account plan, nor to the benefit guaranty provisions of Title IV of ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Changes in facts and circumstances may result in revised estimates.

Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and in accordance with GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants and are measured at their unpaid principal balance plus any accrued but unpaid interest. The Form 5500 presents participant loans as an investment.

Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

2. Plan Description

The following is a brief discussion of the Plan in effect during 2025 and not the complete text of the plan document. Members should refer to the plan document for more complete information about the Plan’s provisions. Capitalized terms used but not defined herein are defined in the plan document.

General Information

The Plan was established effective April 1, 1995, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees. Generally, Agreement Employees of NS or any participating subsidiary company are eligible to become a participant of the Plan (Member) upon employment, but an Agreement Employee who is eligible to make or receive contributions to a defined contribution plan sponsored by the Brotherhood of Locomotive Engineers and Trainmen during a year is ineligible to contribute to the Plan for that year.

The Plan is intended to be a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (Code). A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The ESOP is designed to invest primarily in NS common stock (NS stock), which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the chief executive officer of NS. However, the Plan designates the Benefits Investment Committee, consisting of NS’ chief financial officer, chief legal officer, and chief human resources officer, as responsible for choosing the Plan’s investment options and monitoring the continued appropriateness of those investment options. The Managers and members of the Benefits Investment Committee receive no remuneration with respect to their service in such capacity. The Vanguard Fiduciary Trust Company is the Plan’s independent trustee and The Vanguard Group, Inc. is the Plan’s record keeper.

Pre-Tax, Roth, Matching, Rollover, TWIST and After-Tax Contributions Accounts

Separate accounts (Accounts) are maintained for each type of contribution made under the Plan. The Plan allocates earnings or losses to Members’ Accounts based on their ownership in each investment option.

A Member may elect that NS withhold and contribute to the Plan from 1% to 75% of the Member’s Compensation. A Member may prospectively change this contribution rate at any time. The Member must designate any such contribution to the Plan as a Pre-Tax Contribution or Roth Contribution. In addition, a Member may contribute to the Member’s After-Tax Contributions Account from 1% to 5% of the Member’s Compensation.

Annual Pre-Tax and Roth Contributions are limited as provided in Section 402(g) of the Code ($23,500 for 2025). However, a Member who is at least age 50, or will attain age 50 by the end of the calendar year, may make additional annual contributions up to the limits as provided in Code Section 414(v)(2)(B)(i) ($7,500 for 2025). Additionally, under SECURE 2.0 (U.S. retirement law passed in 2022 that builds on the earlier SECURE Act of 2019), a higher catch-up contribution limit of $11,250 (instead of $7,500) applies for employees aged 60 to 63.

NS contributes Matching Contributions of 30% of the sum of the Member’s Pre-Tax Contributions plus Roth Contributions not to exceed the lesser of $45 per month or 1.8% of the Member’s Compensation. On or before November 15, 1999, NS contributed Thoroughbred Work Incentive Stock Transfer (TWIST) contributions in the amount each Member was entitled to have contributed to the Plan on their behalf under the Special Work Incentive Program.

A Member may contribute eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account, and/or eligible rollover distributions from a designated Roth account from a tax-qualified retirement plan of a former employer.

Vesting

A Member has an immediate, fully vested interest in all of the Member’s Accounts, other than the Member’s Matching Contributions Account. Matching Contributions are fully vested one year after the Member’s hire date; however, Matching Contributions consisting of dividends reinvested in the NS Stock Fund are fully vested at all times.

Income and Dividends

Income received, in the form of dividends or otherwise, is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was derived.

Notwithstanding the foregoing, all dividends paid with respect to NS stock held in the NS Stock Fund are paid to the Plan and, at the Member’s election, either (i) distributed in cash to the Member, or (ii) reinvested in the NS Stock Fund within the Member’s Accounts. A Member who does not make a timely election will have such dividends paid to the Plan and reinvested in the NS Stock Fund within the Member’s Accounts.

Distributions and Withdrawals

If the value of the Member's Accounts in the Plan is greater than $7,000, a distribution of the Member’s Accounts will be made upon request following a Member’s termination of employment. If the value of the Member’s Accounts in the Plan is less than $7,000 following the Member’s termination of employment, then the Account balances will automatically be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000, but is less than $7,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member.

A Member must begin taking required minimum distributions as required by Section 401(a)(9) of the Code. A Member’s beneficiary must take distributions as required by law within specified periods after the Member’s death. In either case there may be alternatives to continue to defer taxation of all or part of the Plan distribution.

A Member may elect that the portion of the Account invested in the NS Stock Fund be distributed in whole shares of NS stock rather than cash.

A Member may request that an eligible rollover distribution from the Plan be made directly to another eligible retirement plan as the Member directs. However, no direct transfer will be made of any amount deemed to be distributed to a Member as the result of a default on a Member’s loan.

A Member may withdraw, no more than once during each three-month period measured from the beginning of the year, all or a portion of the balance of their After-Tax Contributions Account, subject to a $500 minimum withdrawal. A Member may at any time withdraw all or a portion of the balance of the Member’s Rollover Accounts or TWIST Account.

A Member may make either a written or electronic request for a hardship withdrawal as described in the plan document.

Transfers with other Plans

If a Member becomes eligible for participation in the Thrift and Investment Plan of NS and Participating Subsidiary Companies (TIP), the Member may transfer their Plan balance to the TIP provided that the Member does not have a loan outstanding.

A Member may directly transfer their Accounts to the Brotherhood of Locomotive Engineers 401(k) Savings Plan for Employees of Norfolk Southern Carriers if the Member is eligible to participate in such other plan.

Loans

A Member may borrow from the balance of their Pre-Tax Contributions, Roth Contributions, and/or Rollover Contributions, as described in the plan document. The unpaid balance of any loan shall bear interest at a fixed rate in effect at the time the loan is made. The maximum loan term is approximately five years.

Where a loan has not been repaid in full immediately prior to the distribution of a Member’s account balances, the balance of such loan plus interest accrued will be deducted from any amount payable to the Member or their beneficiary from the Plan.

Administrative Expenses

Administrative expenses are paid by the Plan, unless NS elects to pay for such expenses. Expenses paid by NS are excluded from these financial statements. Recordkeeping fees and fees on plan loans and managed accounts are paid by the Plan and deducted from participants accounts. Fees for legally required testing, certain notices and other administrative expenses are paid directly by NS or from participant forfeitures.

Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, Members would remain 100% vested in their Account balances as set forth above.

Plan Amendments

NS has reserved the right to amend the Plan at any time.

3. Investment Program

A Member must make an initial investment election which will apply to the Member’s Accounts. If a Member does not initially make an affirmative investment election, the Member will be deemed to have allocated all contributions to the Vanguard Target Retirement Trust that has a target date nearest to the date on which the Member will turn age 65.

A Member may elect at any time to exchange the existing balances in the Member’s Accounts invested in any option to another option(s), subject to any frequent trading policy or other restrictions.

A Member may elect to participate in the Vanguard Managed Account Program, under which the Member delegates ongoing, discretionary investment management services with respect to their entire interest in the Plan to Vanguard Advisers, Inc.

4. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820-10, “Fair Value Measurements,” established a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2     Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets,
•quoted prices for identical or similar assets or liabilities in inactive markets,
•inputs other than quoted prices that are observable for the asset or liability, and
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Registered investment companies: Shares held by the Plan at year end are valued at the official closing price as defined by the exchange or at the most recent trade price of a security at the close of the active market. The registered investment companies hold equity securities, fixed income securities and cash and cash equivalents.

Common collective trusts: The readily determinable fair value is based on the published fair value per unit of the trusts.  The common collective trusts hold equity securities, fixed income securities and cash and cash equivalents.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s investments by valuation technique level, within the fair value hierarchy, excluding Plan interest in the Master Trust for NS stock. There were no level 3 valued investments.

	Level 1	Level 2	Total
	($ in thousands)

December 31, 2025
Registered investment companies	$317,046	$—	$317,046
Common collective trusts	—	615,839	615,839

Investments at fair value	$317,046	$615,839	$932,885

December 31, 2024
Registered investment companies	$514,727	$—	$514,727
Common collective trusts	—	291,799	291,799

Investments at fair value	$514,727	$291,799	$806,526

5. Interest in Master Trust for Norfolk Southern Corporation Common Stock

The Plan’s investment in NS stock is included in a Master Trust along with investments in NS stock held by TIP. The NS Stock Fund consists of shares of NS stock, measured at fair value, and a small cash balance for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing assets of the participating plans and the Members’ accounts. A unit represents a proportionate ownership interest in investments of the Master Trust. A unit value is calculated daily by dividing the total value of NS stock and cash, reduced by any unpaid commissions and fees associated with the Master Trust’s transactions, by the number of units credited to Members of both plans in the Master Trust. Units are allocated among the plans based on total units credited to Members of each plan.

The following table presents the net assets of the Master Trust:

	December 31, 2025		December 31, 2024
	Master Trust	Plan’s Interest	Master Trust	Plan’s Interest
	($ in thousands)

NS stock	$561,661	$254,024	$488,748	$214,746
Money market fund	582	263	2,003	879
Total investments at fair value	562,243	254,287	490,751	215,625

Due from brokers for securities sold	35	16	159	70
Due to brokers for securities purchased	(34)	(15)	(48)	(21)

Net assets	$562,244	$254,288	$490,862	$215,674

The following table presents the changes in net assets of the Master Trust:

Year ended
December 31,
2025
($ in thousands)

Net appreciation in fair value of investments	$110,179
Dividends and interest	10,866

Net investment gain	121,045

Net deductions	(49,663)

Increase in net assets	$71,382

Plan’s increase in net assets	$38,614

The following is a description of the valuation methodologies used for assets measured at fair value:

NS stock: Valued based upon the closing price reported on the New York Stock Exchange at year end.

Money market fund: Valued at the closing price reported on the active market on which the fund is traded.

All of the Master Trust investments at December 31, 2025 and 2024 are level 1 investments in accordance with the valuation technique level.

6. Federal Income Taxes

The Internal Revenue Service (IRS) determined and informed NS by a letter dated February 17, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Code. Subsequent to this determination by the IRS, the Plan was amended and restated. Management believes the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is still qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more than likely would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Related Party Transactions

Certain Plan investments are shares of registered investment companies or units of common collective trusts managed by The Vanguard Group Inc.

The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the Plan’s independent trustee and the record keeper, respectively; therefore fees paid to these entities for trustee, administrative and other transactions qualify as exempt party-in-interest transactions under ERISA and the Code.

Vanguard Advisers, Inc. provides ongoing discretionary management services to Members who elect to participate in the Vanguard Managed Account Program; therefore fees paid to this entity for management services qualify as exempt party-in-interest transactions under ERISA and the Code.

Participant loans, which are considered parties-in-interest, were granted throughout the year as part of normal Plan operations.

The Plan, through the Master Trust, holds NS stock. NS is the Plan Sponsor and, as such, the investment in the Master Trust qualifies as an exempt party-in-interest transaction under ERISA and the Code.

Schedule 1
Thoroughbred Retirement Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
EIN: 52-1188014 Plan 003
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

Identity of issue, borrower,	Description of investment, including maturity date,
lessor or similar party	rate of interest, collateral, par or maturity value			Current Value
				($ in thousands)
*Plan interest in Master Trust
for NS stock	2,648,552	units of	NS Stock Fund	$254,288

Value of Interests in Registered Investment Companies:
*The Vanguard Group, Inc.	428,367	shares of	Vanguard Growth Index Fund Institutional Shares	107,584
*The Vanguard Group, Inc.	1,252,105	shares of	Vanguard Wellington Fund Admiral Shares	96,650
*The Vanguard Group, Inc.	546,811	shares of	Vanguard Value Index Fund Institutional Shares	40,743
*The Vanguard Group, Inc.	476,781	shares of	Vanguard Mid-Cap Index Fund Institutional Shares	37,847
*The Vanguard Group, Inc.	195,864	shares of	Vanguard Small-Cap Index Fund Institutional Shares	24,205
*The Vanguard Group, Inc.	1,065,483	shares of	Vanguard Inflation-Protected Securities Fund	9,973
*The Vanguard Group, Inc.	43,877	shares of	Vanguard Cash Reserve Federal MM Fund	44
				317,046
Value of Interests in Common Collective Trusts:
*The Vanguard Group, Inc.	924,513	units of	Vanguard Institutional 500 Index Trust C	128,896
*The Vanguard Group, Inc.	629,882	units of	Vanguard Institutional Total International Stock Market Index Trust C	88,624
*The Vanguard Group, Inc.	543,473	units of	Vanguard Institutional Total Bond Market Index Trust C	59,864
*The Vanguard Group, Inc.	54,403,361	units of	Vanguard Retirement Savings Trust III	54,403
*The Vanguard Group, Inc.	422,831	units of	Vanguard Target Retirement 2045 Trust I	50,643
*The Vanguard Group, Inc.	389,859	units of	Vanguard Target Retirement 2040 Trust I	44,370
*The Vanguard Group, Inc.	347,770	units of	Vanguard Target Retirement 2050 Trust I	43,040
*The Vanguard Group, Inc.	380,276	units of	Vanguard Target Retirement 2035 Trust I	39,975
*The Vanguard Group, Inc.	195,143	units of	Vanguard Target Retirement 2055 Trust I	29,451
*The Vanguard Group, Inc.	291,276	units of	Vanguard Target Retirement 2030 Trust I	28,510
*The Vanguard Group, Inc.	152,661	units of	Vanguard Target Retirement 2025 Trust I	14,046
*The Vanguard Group, Inc.	167,940	units of	Vanguard Target Retirement 2060 Trust I	13,321
*The Vanguard Group, Inc.	97,601	units of	Vanguard Target Retirement Income Trust I	7,386
*The Vanguard Group, Inc.	122,004	units of	Vanguard Target Retirement 2065 Trust I	5,951
*The Vanguard Group, Inc.	66,435	units of	Vanguard Target Retirement 2020 Trust I	5,638
*The Vanguard Group, Inc.	57,874	units of	Vanguard Target Retirement 2070 Trust I	1,721
				615,839

*Participant loans	Participant loans (interest rates of 4.25%-9.50%, maturing through 2031)			29,660

	Total investments at fair value			$1,216,833

*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Managers of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date:	June 25, 2026	BY:	/s/ Michelle L. Thompson
Michelle L. Thompson
Secretary, Board of Managers

EXHIBIT

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm